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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                                      Under
                       SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                ----------------

                                PMC-SIERRA, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          Options to Purchase Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    69344F106
        (CUSIP Number of Class of Securities of Underlying Common Stock)

                                Robert L. Bailey
                      President and Chief Executive Officer
                                PMC-Sierra, Inc.
                               3975 Freedom Circle
                              Santa Clara, CA 95054
                                 (408) 239-8000
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copies to:

                                Neil Wolff, Esq.
                              Susan Stapleton, Esq.
                        Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (650) 493-9300

                            CALCULATION OF FILING FEE
======================================================= =======================
           Transaction Valuation*                         Amount of Filing Fee
------------------------------------------------------- -----------------------
              $ 90,436,157.54                                  $8,320.13
======================================================= =======================

 * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 19,763,239 shares of common stock of PMC-Sierra, Inc. having an aggregate value of $90,436,157.54 as of August 23, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92 per each $1.0 million of the value of the transaction.

[ ] Check  the  box if any  part  of the  fee is  offset  as  provided  by  Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid: Not applicable.
                    Form or Registration No.: Not applicable.
                          Filing Party: Not applicable.
                           Date Filed: August 27, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[x] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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Item 1.    Summary Term Sheet.

         The information set forth under the caption "Summary Term Sheet" in the Offer to Exchange Certain Outstanding Options for New Options dated August 27, 2002 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit
(a)(1)(i), is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)      Name and Address.

         The name of the issuer is PMC-Sierra Inc., a Delaware corporation ("PMC" or the "Company"). The address of its principal executive offices is 3975 Freedom Circle, Santa Clara, CA 95054. The telephone number at that address is
(408) 239-8000.

(b)      Securities.

         This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain eligible persons to exchange options with exercise prices greater than or equal to $8.00 per share that are currently outstanding under the PMC-Sierra, Inc. 1994 Incentive Stock Plan ("1994 Stock Plan"), the PMC-Sierra, Inc. 2001 Stock Option Plan (the "2001 Stock Plan"), and options that were assumed by the Company pursuant to prior acquisitions, to purchase an aggregate of approximately 19,763,239 shares of the Company's Common Stock, par value $0.001 per share ("Option Shares"), for new options that will be granted under either the 1994 Stock Plan or the 2001 Stock Plan (the "New Options"), upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange. Eligible persons are all holders of stock options eligible to be tendered pursuant to the Offer to Exchange who (i) reside in the United States, Canada, France, Germany, India, Ireland, Japan, Korea, Sweden, The People's Republic of China or the United Kingdom, (ii) hold their options as of the date the Offer to Exchange commences and through the date the tendered options are cancelled and (iii) are not non-employee members of the Boards of Directors of the Company and its subsidiaries.

         Eligible persons who are not "Senior Officers" of the Company, as listed on Schedule A of the Offer to Exchange, may exchange options with exercise prices greater than or equal to $8.00 per share that were granted from January 1, 1999 to August 26, 2002. Senior Officers of the Company may only exchange all options with exercise prices greater than or equal to $8.00 per share that were granted from December 1, 1999 to December 31, 2001.

         As of August 23, 2002, options to purchase 30,458,293 shares of our Common Stock were issued and outstanding, of which options to purchase approximately 19,763,239 shares of our Common Stock, constituting approximately 64.9%, were held by eligible persons and were eligible for exchange in the Offer to Exchange.

         The information set forth in the Offer to Exchange under the captions "Summary Term Sheet," Section 1 ("Eligibility,") Section 2 ("Number of options; expiration date,") Section 6 ("Acceptance of options for exchange and issuance of new options,") and Section 9 ("Source and amount of consideration; terms of new options") is incorporated herein by reference. The information set forth in Schedule B to the Offer to Exchange is incorporated herein by reference.

                                       2
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(c)      Trading Market and Price.

         The information set forth in the Offer to Exchange under Section 8 ("Price range of shares underlying the options") is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)      Name and Address.

         The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)      Material Terms.

         The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Eligibility,") Section 2 ("Number of options; expiration date"), Section 4 ("Procedures for tendering options"), Section 5 ("Withdrawal rights and change of election"), Section 6 ("Acceptance of options for exchange and issuance of new options"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and amount of consideration; terms of new options"), Section 12 ("Status of options acquired by us in the Offer; accounting consequences of the Offer"), Section 13 ("Legal matters; regulatory approvals"), Section 14 ("Material U.S. federal income tax consequences"), Section 15 ("Material income tax consequences and certain other considerations for employees who are tax residents outside of the United States") and Section 16 ("Extension of Offer; termination; amendment") are incorporated herein by reference.

(b)      Purchases.

         The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Arrangements.

(e)      Agreements Involving the Subject Company's Securities.

         The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated by reference. The eligible option plans, option agreements and plan prospectuses attached hereto as Exhibits (d)(1), (d)(2),
(d)(3) and (d)(4) contain information regarding the subject securities.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)      Purposes.

         The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

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(b)      Use of Securities Acquired.

         The information set forth in the Offer to Exchange under Section 6 ("Acceptance of options for Exchange and issuance of new options") and Section 12 ("Status of options acquired by us in the Offer; accounting consequences of the Offer") is incorporated herein by reference.

(c)      Plans.

         The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)      Source of Funds.

         The information set forth in the Offer to Exchange under Section 9 ("Source and amount of consideration; terms of new options") and Section 17 ("Fees and expenses") is incorporated herein by reference.

(b)      Conditions.

         Not applicable.

(d)      Borrowed Funds.

         Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a)      Securities Ownership.

         The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") and Schedule B ("Beneficial Ownership Table") is incorporated herein by reference.

(b)      Securities Transactions.

         The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.

(a)      Solicitations or Recommendations.

         Not applicable.

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Item 10.   Financial Statements.

(a)      Financial Information.

         The information set forth (i) in the Offer to Exchange under Section 10 ("Information concerning PMC-Sierra, Inc."), Section 18 ("Additional information") and Section 19 ("Financial information"), (ii) on pages 53 through 85 of PMC's Annual Report on Form 10-K for its fiscal year ended December 30, 2001, is incorporated herein by reference and (iii) on pages 3 through 10 of PMC's Quarterly Report on Form 10-Q for its second fiscal quarter ended June 30, 2002, is incorporated herein by reference, and is available over the Internet at the World Wide Web site of the Securities and Exchange Commission at http://www.sec.gov.

(b)      Pro Forma Information.

         Not applicable.

(c)      Summary Information.

         The information set forth in the Offer to Exchange under Section 19 ("Financial information") is hereby incorporate by reference.

Item 11.   Additional Information.

(a)      Agreements, Regulatory Requirements and Legal Proceedings.

         The information set forth in the Offer to Exchange under Section 13 ("Legal matters; regulatory approvals") is incorporated herein by reference.

(b)      Other Material Information.

         Not applicable.

Item 12.   Exhibits.

(a)      (1)      (i)      Offer to Exchange Certain Outstanding Options for New
                           Options, dated August 27, 2002.

                  (ii)     Memorandum from Robert Bailey dated August 27, 2002.

                  (iii)    Election Form.

                  (iv)     Form of Notice to Withdraw from the Offer.

                  (v)      Form of Promise to Grant  Stock  Option(s)  to Senior
                           Officers.

                  (vi)     Form  of  Promise  to  Grant   Stock   Option(s)   to
                           non-Senior Officers.

                  (vii)    Form of E-mail  confirmation  of receipt of  Election
                           Form.

                  (viii) Form of E-mail confirmation of receipt of Notice to Withdraw from the Offer.

                  (ix)     Form of E-mail reminder about Expiration of Offer.

                  (x)      Form  of  E-mail   notification   of  acceptance  and
                           cancellation of tendered options.


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                  (xii)    PMC-Sierra,  Inc.  Annual Report on Form 10-K for its
                           fiscal year ended December 30, 2001, previously filed with the Securities and Exchange Corporation on March 28, 2002 and incorporated herein by reference.

                  (xiii) PMC-Sierra, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, previously filed with the Securities and Exchange Commission on August 13, 2002 and incorporated herein by reference.

(b)      Not applicable.

(d)      (1)      PMC-Sierra,  Inc.  1994  Incentive  Stock  Plan  and  form  of agreement thereunder.

         (2)      PMC-Sierra, Inc. 1994 Incentive Stock Plan Prospectus.

         (3) PMC-Sierra, Inc. 2001 Stock Option Plan and form of agreement thereunder.

         (4)      PMC-Sierra, Inc. 2001 Stock Option Plan Prospectus.



(g)      Not applicable.

(h)      Not applicable.

Item 13.   Information Required by Schedule 13E-3.

(a)      Not applicable.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                PMC-SIERRA, INC.


                                By:  /s/ Robert L. Bailey
                                    ------------------------------------------
                                    Robert L. Bailey
                                    President and Chief Executive Officer

Date:  August 27, 2002

                                INDEX TO EXHIBITS

     Exhibit
      Number                                 Description
_________________      _________________________________________________________

(a)(1)(i) Offer to Exchange Certain Outstanding Options for New Options, dated August 27, 2002.

(a)(1)(ii)                 Memorandum from Robert Bailey dated August 27, 2002.

(a)(1)(iii)                Election Form.

(a)(1)(iv)                 Form of Notice to Withdraw from the Offer.

(a)(1)(v)                  Form of Promise to Grant  Stock  Option(s)  to Senior
                           Officers.

(a)(1)(vi)                 Form  of  Promise  to  Grant   Stock   Option(s)   to
                           non-Senior Officers.

(a)(1)(vii)                Form of E-mail  confirmation  of receipt of  Election
                           Form.

(a)(1)(viii)               Form of E-mail  confirmation  of receipt of Notice to
                           Withdraw from the Offer.

(a)(1)(ix)                 Form of E-mail reminder about Expiration of Offer.

(a)(1)(x)                  Form  of  E-mail   notification   of  acceptance  and
                           cancellation of tendered options.

                           PMC-Sierra, Inc. Annual Report on Form 10-K for its fiscal year ended December 30, 2001, previously filed
(a)(1)(xii) with the Securities and Exchange Corporation on March 28, 2002 and incorporated herein by reference.

(a)(1)(xiii)               PMC-Sierra,  Inc.  Quarterly  Report on Form 10-Q for
                           the quarter ended June 30, 2002, previously filed with the Securities and Exchange Commission on August
                           13, 2002 and incorporated herein by reference.

(d)(1) PMC-Sierra, Inc. 1994 Incentive Stock Plan and form of agreement thereunder.

(d)(2)                     PMC-Sierra,    Inc.   1994   Incentive   Stock   Plan
                           Prospectus.

(d)(3) PMC-Sierra, Inc. 2001 Stock Option Plan and form of agreement thereunder.

(d)(4)                     PMC-Sierra, Inc. 2001 Stock Option Plan Prospectus.

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